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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DAYBREAK MINES, INC.

(Exact Name of Registrant as Specified in its Charter)

WASHINGTON	**To be assigned**	**91-0626366**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
850 Mullan Ave. P.O. Box 370 Wallace, Idaho 83849	**99201**	**(509) 838-6050**
(Address of principal executive offices)		(Telephone of Principal Executive Offices)

Engagement for Legal Services

(Full Title of Plan)

Copies to:

Robert P. Martin, President 850 Mullan Ave. P.O. Box 370 Wallace, Idaho 83849 (208) 556-1139	Gregory B. Lipsker, Esq. Workland & Witherspoon, PLLC Washington Mutual Financial Center 601 West Main Avenue, Spokane, WA 99201 509-455-9077 Fax (509) 624-6441

(Name, address and telephone number of agent for service)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common Stock, $0.001 par value	10,000	$0.40	$4,000	$0.48
Total Registration Fee				$0.48

(1) Together with an indeterminate number of additional shares that may be necessary to adjust the number of shares reserved for issuance pursuant to such employee benefit plans as the result of any future stock split, stock dividend or similar adjustment of the Registrant's outstanding Common Stock.
(2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) and (h) under the Securities Act of 1933. The calculation of the proposed maximum offering price is based upon the average of the high and low sales prices of the common stock of Daybreak Mines, Inc. on May 31, 2005 as reported by the OTC Bulletin Board reporting system.

SEC 1983 (9-04) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EXPLANATORY NOTE

On June 21, 2005 the Company entered into an engagement Letter with the law firm of Workland & Witherspoon, PLLC for the preparation of proxy materials for the Company's 2005 Annual Meeting. The fees for the legal services for the engagement were charged on a flat fee equivalent basis of $3,500 payable in the form of 10,000 shares of Daybreak Mines, Inc. Common Stock based on the $0.35 per share price of the common stock at that date. The shares of common stock are to be issued in the name of Greg Lipsker, the attorney responsible for the preparation of the proxy materials. The fee shall be deemed earned and fully paid on the date upon which the definitive Proxy Statement is filed with the Securities and Exchange Commission.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   Incorporation of Documents by Reference.

The following documents which have been heretofore filed with the Securities and Exchange Commission (the "Commission") by the Company pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated by reference in this Registration Statement:

(a) The registrant's annual report of Form 10-KSB for the year ended February 28, 2005 filed on June 15, 2005, which contains audited financial statements for the most recent fiscal year for which such statements have been filed;

(b) All other reports filed by the Company with the Commission pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (the Exchange Act) since the end of the fiscal year covered by the Annual Report on Form 10-KSB referred to in (a) above.

(c) The description of the Company's Common Stock contained in the Form 10-SB filed on November 22, 2002 as amended on December 9, 2003, including any amendments or reports filed for the purpose of updating such description.

All other documents filed by the Company after the date of this Registration Statement under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, and prior to the filing of any post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all such securities then remaining unsold, shall also be deemed to be incorporated by reference into this Registration Statement and to be a part hereof commencing on the respective dates on which such documents are filed

A statement contained in any incorporated document shall be modified or superseded for the purposes of this Registration Statement if it is modified or superseded by a document that is also incorporated in this Registration Statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to our Articles of Incorporation, as amended, the Company is authorized to indemnify, agree to indemnify or obligate itself to advance or reimburse expenses incurred by its directors, officers, employees or agents in any Proceeding (as defined in the Washington Business Corporation Act) to the full extent of the laws of the State of Washington as may now or exist in the future.

Section 23B.08.510 of the Business Corporation Act sets out the corporation's basic authority to indemnify. The section is structured to first define generally what the corporation may indemnify and then specify exceptions for which the corporation is not permitted to indemnify. The general standards for indemnification are closely related to the basic statutory provision defining the general standards of director conduct. The indemnity standards, however, are lower. Section 23B.08.300 (general standards of conduct) includes a requirement that directors exercise the "care an ordinarily prudent person in a like position would exercise." This standard is not contained in the standard for indemnification, which only requires that directors act "in good faith" and that they "reasonably believe" that their actions are either in the corporation's best interests or at least not opposed to those best interests. It is possible that a director who falls below the standard of conduct prescribed by the Business Corporation Act may meet the standard for indemnification under Section 23B.08.510. With respect to the reverse, a director who has met the standards of conduct would be eligible in virtually every case to be indemnified under Section 23B.08.510.

The general statutory scheme for corporate indemnification of directors and officers under the Business Corporation Act has both permissive and mandatory aspects. It allows, but does not require, the corporation to indemnify in a wide variety of circumstances and requires the corporation to indemnify in other circumstances. The corporation may generally advance expenses for the defense of claims. Further, under certain circumstances, the court may be requested to order that a director is entitled to indemnification regardless of whether the director met the standards of conduct that would otherwise allow the corporation to indemnify. Shareholders may authorize indemnification and advancement of expenses without regard to the statutory limitations on the corporation's authority, with certain specific exceptions. Generally, corporations may indemnify officers, employees and agents to the same extent as it may indemnify directors, or to the extent consistent with any law, as it provides in its articles of incorporation, bylaws or action of its board, or by contract.

Permissive Indemnification.

A corporation may indemnify an individual who has been made a party to a proceeding because the individual is or was a director, against liability incurred in the proceeding if:

(a)   The individual acted in good faith; and
(b)   The individual reasonably believed:
   (i)   In the case of conduct in the individual's official capacity with the corporation, that the individual's conduct was in its best interest; and
   (ii)   In all other cases, that the individual's conduct was at least not opposed to its best interests; and
(c)   In the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful.

Section 23B.08.510 defines the "outer limits" for which indemnification (other than as authorized by shareholder action) is permitted. If a director's conduct falls outside these limits, the directors, however, is still potentially eligible for court-ordered indemnification or shareholder-authorized indemnification under other provisions. Conduct falling within these broad guidelines is permissive; it does not entitle directors to indemnification.

Mandatory Indemnification.

There is a much more limited area of mandatory indemnification. A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Public Policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 8. EXHIBITS.

5.1	Opinion and consent of Workland & Witherspoon, PLLC as to the legality of the securities being registered.
23.1	Consent of DeCoria, Maichel & Teague P.S.
99.1	Engagement Letter between Workland & Witherspoon PLLC and Daybreak Mines, Inc. dated June 21, 2005

ITEM 9   UNDERTAKINGS

The undersigned Registrant hereby undertakes, except as otherwise specifically provided in the rules of the Securities and Exchange Commission promulgated under the Securities Act of 1933:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

(i)   Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)   Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in this Registration Statement;

(iii)   Include any additional or changed material information with respect to the plan of distribution.

(2)   For determining liability under the Securities Act of 1933, treat each post-effective amendment be as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering; and

(3)   To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, as amended Daybreak Mines, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, Washington, on August 19, 2005.

Daybreak Mines, Inc

By /s/ Robert P. Martin.
   Robert P. Martin
   President and CEO

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Robert N. Martin   August 19, 2005
Robert N. Martin, President, CEO   Date
and Director (principal executive
officer)

/s/ Thomas C. Kilbourne   August 19, 2005
Thomas C. Kilbourne CFO   Date
(principal financial officer)

/s/ Ronald D. Lavigne   August 19, 2005
Ronald D. Lavigne,   Date
Director

/s/ Dale B. Lavigne   August 19, 2005
Dale B. Lavigne,   Date
Director

/s/ Jeffrey R. Dworkin   August 19, 2005
Jeffrey R. Dworkin,   Date
Director

/s/ Michael Curtis   August 19, 2005
Michael Curtis,   Date
Director

INDEX TO EXHIBITS

EXHIBIT
NUMBER   DESCRIPTION OF EXHIBITS

5.1   Opinion and consent of Workland & Witherspoon, PLLC as to the legality of the securities
               being registered.
23.1   Consent of DeCoria, Maichel & Teague P.S.
99.1   Engagement Letter between Workland & Witherspoon PLLC and Daybreak Mines, Inc.
               dated June 21, 2005

Exhibit 5.1

WORKLAND & WITHERSPOON, PLLC
ATTORNEYS AT LAW
714 WASHINGTON MUTUAL FINANCIAL CENTER

PETER A. WITHERSPOON   601 WEST MAIN AVENUE   JAMES J. WORKLAND, Of Counsel
GARY D. BRAJCICH   SPOKANE, WASHINGTON 99201-0677   GARY C. RANDALL†, Of Counsel
GREGORY B. LIPSKER   Telephone: (509) 455-9077
ERIC J. SACHTJEN*   Facsimile: (509) 624-6441
JAMES A. MCPHEE†   E-mail: workwith@workwith.com   †Also Admitted in Idaho
LAWRENCE W. GARVIN   *Also Admitted in Alaska

August 19, 2005

Daybreak Mines, Inc.
850 Mullan Ave.
P.O. Box 370
Wallace, Idaho 83849

Re: Registration Statement on Form S-8

Ladies and Gentlemen:

We have acted as counsel to Daybreak Mines, Inc., a Washington corporation (the "Company"), in connection with the Registration Statement on Form S-8 (the "Registration Statement") under the Securities Act of 1933, as amended, covering an aggregate 10,000 shares (the "Shares") of the Company's Common Stock (the "Shares"), issuable pursuant to the engagement letter between this Law Firm and Daybreak Mines, Inc., dated June 21, 2005 (the "Plan").

In connection therewith, and arriving at the opinion as expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company, agreements and other instruments, certificates of officers and representatives of the Company, certificates of public officials and other documents as we have deemed necessary or appropriate as a basis for the opinion expressed herein.

In connection with our examination, we have assumed the genuineness of the signatures, the authenticity of all documents tendered to us as originals, the legal capacity of natural persons and the conformity to original documents of all documents submitted to us as certified, conformed, photostat or facsimile copies.

Based on the foregoing, and subject to the qualifications and limitations set forth herein, it is our opinion that the Shares, when issued in accordance with the Plan, will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and its use as part of the Registration Statement.

We are furnishing this opinion to the Company solely for its benefit in connection with the Registration Statement. It is not to be used, circulated, quoted or otherwise referred to for any other purpose. Other than the Company, no one is entitled to rely on this opinion.

Very truly yours,

Workland & Witherspoon, PLLC

/s/ Gregory B. Lipsker
By: _____
   Gregory B. Lipsker, Esq.
   A Member of the Firm

Exhibit 23.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this registration statement on Form S-8, dated August 19, 2005, the reference to our report dated June 6, 2005 with respect to the Financial Statements of Daybreak Mines, Inc., for the year ended February 28, 2005.

DeCoria, Maichel & Teague P.S.

Spokane, Washington

Exhibit 99

WORKLAND & WITHERSPOON, PLLC
ATTORNEYS AT LAW
714 WASHINGTON MUTUAL FINANCIAL CENTER

PETER A. WITHERSPOON	601 WEST MAIN AVENUE	JAMES J. WORKLAND, Of Counsel
GARY D. BRAJCICH	SPOKANE, WASHINGTON 99201-0677	GARY C. RANDALL†, Of Counsel
GREGORY B. LIPSKER	Telephone: (509) 455-9077	
ERIC J. SACHTJEN*	Facsimile: (509) 624-6441	
JAMES A. MCPHEE†	E-mail: workwith@workwith.com	†Also Admitted in Idaho
LAWRENCE W. GARVIN		*Also Admitted in Alaska

June 21, 2005

ATTORNEY-CLIENT PRIVILEGED

Mr. Robert N. Martin
Daybreak Mines, Inc.
601 W. Main, Ste. 1017
Spokane, WA 99201

Re: Engagement letter

Dear Mr. Martin:

This letter is to set forth and confirm the terms of your engagement of Workland & Witherspoon, PLLC, for legal services relating to preparation of a Proxy Statement for your Annual Meeting.

If there is any misunderstanding or question regarding any of the terms set forth in this letter, please contact me as soon as possible, so we may resolve or clarify those issues. If the terms are acceptable to you, please sign the enclosed duplicate engagement letter and return it to our office in the postage-paid, return envelope provided. Upon receipt of the signed engagement letter, we will be able to commence the legal services you have requested.

Scope of Services. Specifically, you have asked us to provide legal services to you regarding preparation of a Proxy Statement for your Annual Meeting. Legal services covered by this engagement include the preparation and filing of the Proxy Statement for the Annual Shareholders Meeting of Daybreak Mines, Inc. and the preparation of responses to any letters of comment received from the staff of the Securities and Exchange Commission. Services provided beyond the scope of this engagement letter shall be billed separately.

Legal Fees and Costs. Our charges include our fees for legal services plus reimbursement for all out-of-pocket expenses in accordance with our customary billing practices.

Legal Fees. Our fees for the legal services for this engagement will be charged on a flat fee equivalent basis of $3,500 payable in the form of 10,000 shares of Daybreak Mines, Inc. Common Stock in the name of Greg Lipsker. The number of shares is based on the $0.35/per share price of the Company's Common Stock as of the date of this engagement. The fee shall be deemed earned and fully paid on the date upon which the definitive Proxy Statement is filed with the Securities and Exchange Commission. The shares to be issued to Greg Lipsker shall be registered upon a Form S-8 Registration statement. The Company shall pay the filing fee for the S-8 Registration Statement but shall not be charged a legal fee for the preparation of the Form S-8 Registration Statement.

Costs. In addition to legal fee specified above, you will be charged for expenses incurred or advanced on your behalf. Charges incurred for services provided by third parties including, but not limited to, messenger services, special handling costs for mailing, outside copying services and long distance charges will be billed to you at our cost. Other expenses normally incurred on your behalf, such as facsimile transmissions and photocopies, will be billed at the rates normally charged our clients for those costs. At times it may be necessary to incur extraordinary expenses on your behalf such as overtime for secretarial services or legal research. Those costs will be authorized and preapproved by you prior to the firm incurring those expenses. You may be asked to pay for certain expenses in advance or directly when the amounts are large, such as for appraisals, depositions, or bulk mailings.

Retainer. In order to begin work on this matter, we request that you deposit in our trust account the initial payment of $ -0-. Depending on the amount of time and costs incurred by our firm in handling this matter, we may from time to time ask that you make additional deposits. Any funds retained at the conclusion of this matter will be refunded to you after all fees and costs have been paid.

Billings. Generally, we make every attempt to bill you regularly on a monthly basis. However, on a flat fee basis, you may only receive one bill at the conclusion of the services depending upon the time involved in completing the matter and what costs are incurred in the process. We will briefly describe the matter and services performed for you and will separately identify expenses. Some third-party expense charges, like long-distance telephone bills and messenger services, may not arrive until a few months after the expense was incurred because of delays by the service provider and the time required to allocate the appropriate charges to your account.

Late Fees. You will be charged a finance charge of twelve percent (12%) per annum on amounts more than thirty (30) days past due.

Delinquent Accounts. Prompt payment of your account is expected upon receipt of a billing statement. If no payment is received within 30 days of the date of the billing statement, your account will be considered delinquent and subject to possible termination of this engagement and/or a possible collection action.

Contact Information. You are responsible to provide any change in your contact information and/or billing address to our office as soon as practical.

If you have any questions regarding any aspect of your bill, please contact the attorney handling your case, so we can clarify any questions you have. In the event we engage an attorney or collection agency to collect an unpaid account balance, you agree to pay the reasonable attorneys' fees and costs incurred in the action.

Conflicts of Interest. We have checked for potential conflicts of interest to the extent we are able to do so at this time. Should we become aware of matters presently unknown to us or beyond our control which present a conflict of interest, we may be required by the Rules of Professional Conduct to withdraw as your counsel. Withdrawal could also occur should you become delinquent in your account with us. Should we withdraw, or should you elect to terminate our representation (which you may do at any time), you will be expected to promptly pay all our outstanding charges, including charges relating to dealing with your successor legal counsel, relating to this engagement. If termination or withdrawal occurs, we will cooperate with any successor legal counsel to accommodate a smooth transition.

Duty to Provide Information/Cooperation. In order to provide you with effective legal services and counsel, it is imperative that you provide us with the necessary information, documentation and cooperation we request to undertake this representation. It is expected that all information you provide will be truthful, accurate and current to the best of your knowledge and belief; and all documentation will be true and genuine originals or copies of originals in your possession. It is expected that you will cooperate to the fullest extent possible to assist us in obtaining any information, records, and documentation. This may include signing authorizations to obtain employment records, medical records, police reports or other such documentation as the Scope of Services requires.

No Guaranty. While we strive to provide the best legal services available, we cannot guaranty the outcome of any particular matter. The terms of this engagement are not dependent on a successful outcome of the matter. You will be responsible for reimbursing the firm for all fees and costs accrued through the date of termination of this representation.

Termination of Representation. You may terminate our representation of you at any time. We will cooperate with the smooth transition of this matter to another attorney; however, you may be asked to reimburse our firm for costs of copying or transferring files. You will also be responsible for all fees and costs incurred to the date of termination. We reserve the right to terminate this engagement should your account become delinquent; or we believe our relationship with you puts us in violation of ethical principles and standards applicable to our representation of you; or as required by law.

Privacy Policy. We do not seek to obtain any nonpublic, personal information about our clients without the written or implied authorization of our client. We do not disclose any nonpublic, personal information about our clients or former clients, except as permitted or required by law and applicable State ethics rules or as authorized, expressly or implied, by such clients.

If the foregoing terms meet with your understanding and approval, please sign the enclosed duplicate of this letter and return it in the envelope provided. If you have any questions at any time, please do not hesitate to call. We look forward to working with you.


Very truly yours,

/s/ Gregory B. Lipsker


ACCEPTED AND AGREED TO this 29th day of June, 2005.

DAYBREAK MINES, INC.

/s/ Robert N. Martin
Robert N. Martin, Title: President